UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: September 5, 2017

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim Report 2017
99.2	Notification Letter Request Form for Non-registered Holders

Exhibit 99.1

Contents

2	CHAIRMAN’S STATEMENT

4	KEY FIGURES

5	BUSINESS OVERVIEW

9	INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

11       INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

13	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

14	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

15	NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

43	REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

44	OTHER INFORMATION

Chairman’s Statement

Dear Shareholders,

In the first half of 2017, world economy continued to show signs of recovery, and China’s economy sought progress while maintaining stability. International oil prices remained volatile and the factors of uncertainties increased. Against such adversities, CNOOC Limited continued to forge ahead, stepped up its efforts in reform and innovation, strived to seek opportunities for future development, and achieved satisfactory performance in the first half of the year.

Focusing on quality and efficiency enhancement with an emphasis on value-driven exploration, the Company made 13 new commercial discoveries and drilled 12 successful appraisal wells in offshore China during the first half of the year. Over the past two years, the Company has successfully added a considerable amount of reserves through prioritizing exploration in mature areas and implementing rolling exploration in existing oil fields. In addition, remarkable results were achieved from exploration in new areas. During the period, the Company made breakthroughs in shallow oil and gas exploration in Bozhong 36-1 and achieved significant progress in exploration in Wushi Sag, identifying a new growth driver for reserves replacement.

The Company continued to expand its overseas exploration to further strengthen its global strategic presence. Oil and gas resources were discovered in all four exploration wells in Stabroek Block. For the Libra project, successful results were achieved in all appraisal wells in the northwest area, including the NW7 well. These high-quality and large-scale projects laid a strong foundation for the Company’s future reserve and production. In addition, the Company has stepped up its efforts in the acquisition of overseas exploration blocks to support its global development strategies.

Increasing profitability-oriented production has been a key focus point of the shareholders as well as the Company. At the beginning of the year, the Company set its full-year target as 450-460 million barrels of oil equivalent. During the first half, the Company ensured efficient oil and gas operation, and successfully accomplished its production target, achieving a net production of 237.9 million barrels of oil equivalent. To date, four out of the five new projects planned for 2017 have already commenced production.

In view of the pressure brought about by persistently low oil prices, the Company continued to be well prepared and strengthened its refined management and achieved effective cost control. For the first half of the year, all-in cost dropped to US$31.74 per BOE, representing a decrease of 9.0% year-on-year. The operating expenses dropped to US$7.16 per BOE, down by 3.5% year-on-year. The fact that costs decreased for four consecutive years again demonstrated the Company’s ability to reshape its cost competitiveness and to maintain such competitive position.

Chairman’s Statement

The Company has achieved satisfying profitability and a sound financial position during the first half of the year. Oil and gas sales reached RMB74.94 billion, representing a year-on-year increase of 36.1%. Net profits reached RMB16.25 billion and earnings per share amounted to RMB0.36. The Board of Directors has declared an interim dividend of HK$0.20 per share (tax inclusive) for the first half of 2017 by taking into account the Company’s financial position and in accordance with the dividend policy of the Company.

Consistent with its policy of reform and innovation, the Company has continued to refine its management system, enhance its governance, establish a healthy employment mechanism, and improve the competitive advantages of talent. This year, the Company held a scientific and technological innovation contest for the first time, stepping up its efforts in scientific and technological innovation and accelerating the pace of turning technological progress into results.

The Company has always attached great importance to health, safety and environmental protection. In the first half of the year, the Company strengthened its offshore operations management and investigations of potential problems. Precaution for adverse weather such as typhoons were effectively implemented in order to ensure the safe and steady progress of its key projects.

Looking forward to the second half of the year, the global oil market is expected to face short-run adjustments and long-run transition. International oil prices may continue to hover at low level for an extended period. In view of this, the Company will continue to improve quality and enhance efficiency, optimize its asset portfolio, and strengthen its cost control. It will push forward with boosting production and increasing reserves of oil and gas so as to ensure that its full-year production and operational targets are achieved.

The Company will continue to strengthen its risk management efforts to prevent major accidents and risks. It will minimize any negative impacts on oil and gas operation, strengthen the execution of its safety policies, and promote the safety culture.

Dear shareholders, while sustained low oil prices is a challenge, the situation also presents an opportunity for the Company. The Company has continued to hone its risk-resistant capabilities while maintaining a high level of governance and profitability. As a Chinese saying goes, “A pine tree can stand firmly on a mountain because its roots have been deeply planted in the cracks of the rocks”. Forging ahead, the Company will continue to move steadily ahead towards its set goals and create greater value for the shareholders.

Yang Hua

Chairman

Hong Kong, 24 August 2017

Key Figures

	Six months ended 30 June
	2017	2016
Net profit/(loss), million RMB	16,250	(7,735)
Basic earnings/(loss) per share, RMB	0.36	(0.17)
Total oil and gas sales, million RMB	74,943	55,083
Total revenue, million RMB	92,362	66,832
Interim dividend per share, HK$ (tax inclusive)	0.20	0.12
Net Production* Crude and Liquids, million barrels	198.2	202.4
Natural Gas, billion cubic feet	231.4	227.6
Total, million BOE	237.9	241.5

*       Including our interest in equity-accounted investees, which is approximately 8.4 million BOE for the first half of 2017 and approximately 9.1 million BOE for the first half of 2016.

Business Overview

QUALITY IMPROVEMENT AND EFFICIENCY ENHANCEMENT

In the first half of 2017, the world economic growth was modest, and recovery of advanced economies was stabilized, but international oil prices continued to be volatile. In view of the severe external environment, the Company has intensified its efforts on quality improvement and efficiency enhancement, continued to strengthen its management, and successfully achieved all production and operation targets for the first half of the year. On exploration, the Company continued to adhere to the value-driven exploration philosophy, attach equal importance to both the quantity and quality of oil and gas resources, prioritize investments in high-return areas; the Company focused on innovation-driven strategy, promoted both exploration technology and management innovation in order to boost exploration results. On development and production, the Company effectively managed and controlled operating expenses, focused on innovation in management, technology and business model, in order to further lower the threshold for new development projects. Meanwhile, the Company continued to optimize overseas asset portfolio, and major projects progressed smoothly.

In the first half of the year, operation efficiency of the Company’s exploration, development and production continued to improve, and costs continued to be under good control. The all-in cost per BOE was US$31.74, representing a decrease of 9.0% year-on-year.

EXPLORATION

In the first half of the year, the Company continued to optimize its investment portfolio and achieved smooth progress in exploration. The Company made a total of 14 new discoveries and drilled 14 successful appraisal wells. In offshore China, the Company drilled a total of 33 exploration wells and obtained 13 new discoveries and 12 successful appraisal wells, resulting in a success rate of 48-65% of independent exploration wells. The 13 new discoveries were Bozhong 29-6, Bozhong 29-6 South, Bozhong 36-2, Bozhong 19-6, Kenli 3-2 South, Kenli 4-1 and Penglai 19-1 in Bohai; Weizhou 11-2 East, Weizhou 11-12 West, Wushi 23-5 South, Wenchang 9-3 South and Wenchang 19-9 in Western South China Sea; and Lufeng 14-8 in Eastern South China Sea. The Company successfully appraised the Bozhong 36-1 structure and achieved a high production of shallow heavy oil. It is expected to be built into a mid-to-large size oilfield. Overseas, the Company obtained one new discovery and two successful appraisal wells. The exploration in Stabroek Block achieved further breakthrough. In addition, the Company acquired 7,511 km2 of 3D seismic data.

Business Overview

EXPLORATION (CONTINUED)

The Company’s major exploration activities as of 30 June 2017 are shown in the table below:

	Exploration Wells		Seismic Data
	Wildcat	Appraisal Wells	3D (km2)
Offshore China (Independent)	32	20	4,022
Offshore China (PSC)	1	-	1,234
Overseas	3	2	2,255
Total	36	22	7,511

ENGINEERING CONSTRUCTION, DEVELOPMENT AND PRODUCTION

In the first half of the year, the Company carefully organized its operating resources and progressed well in engineering construction for the five new projects expected to be brought on stream within this year. Among them, Penglai 19-9 oilfield comprehensive adjustment and Enping 23-1 oilfield in offshore China, BD gas field in Indonesia and the Hangingstone project in Canada have already commenced production. Weizhou 12-2 oilfield phase II, which was expected to commence production in the second half of the year, is undergoing offshore installation and commissioning.

In the first half of the year, the Company maintained effective operation of its oil and gas production, and successfully achieved its half-year target. Total net production was 237.9 million BOE, representing a decrease of 1.5% year on year. Net production from offshore China was 155.8 million BOE, representing a decrease of 2.7% year on year. This is mainly attributable to the natural decline of producing fields. Net production from overseas was 82.1 million BOE, almost flat from last year.

In the second half of the year, the Company will continue to strengthen production management, ensure safety and environmental protection, increase operating efficiency, and at the same time accelerate the commencement of production of new projects to ensure that the annual production target for 2017 is achieved.

Business Overview

ENGINEERING CONSTRUCTION, DEVELOPMENT AND PRODUCTION (CONTINUED)

The Company’s production by region is shown in the table below:

	First half of 2017*		First half of 2016*
	Crude and liquids (million barrels)	Natural gas (bcf)	Crude and liquids (million barrels)	Natural gas (bcf)
China
Bohai	80.4	26.7	86.5	24.6
Western South China Sea	18.4	50.2	19.3	47.9
Eastern South China Sea	34.4	41.7	34.2	33.5
East China Sea	0.8	11.4	0.6	10.1
Subtotal	134.0	130.0	140.6	116.0
Overseas
Asia (excluding China)	9.5	25.1	8.8	26.9
Oceania	0.4	14.1	0.7	18.0
Africa	14.2	-	14.4	-
North America (excluding Canada)	8.4	22.9	8.4	22.5
Canada	9.0	7.9	4.8	9.0
South America	4.0	25.3	4.2	27.4
Europe	18.8	6.1	20.5	7.9
Subtotal	64.3	101.3	61.8	111.7
Total	198.2	231.4	202.4	227.6

Total net production (million BOE)	237.9		241.5

* Including our interest in equity-accounted investees, which is approximately 8.4 million BOE for the first half of 2017 and approximately 9.1 million BOE for the first half of 2016.

Business Overview

CAPITAL EXPENDITURE

In the first half of the year, the Company’s capital expenditure was RMB21.4 billion, representing a 2.7% decrease year on year, mainly due to the decrease in development capital expenditure according to work plan and schedule adjustment. Capital expenditure for exploration, development and production were RMB4.8 billion, RMB14.0 billion and RMB2.6 billion, respectively, representing an increase of 11.6%, a decrease of 8.5% and an increase of 13.0% year on year, respectively.

COST AND EXPENSES

In the first half of 2017, major changes in cost items as compared with the first half of 2016 are as follows: depreciation, depletion and amortization expenses (“DD&A”) decreased by 9.4% to RMB31,824 million compared to RMB35,129 million in the same period of 2016, among which DD&A excluding the dismantlement-related depreciation, depletion and amortization expenses decreased by 7.1% to RMB30,852 million compared to RMB33,224 million in the same period of 2016 mainly due to recognized impairment of oil and gas assets in 2016, reserves revision and production changes of producing oil and gas fields. The dismantlement-related depreciation, depletion and amortization expenses decreased by 49.0% to RMB972 million compared to RMB1,905 million in the same period of 2016, primarily due to the fact that the expected dismantlement costs in independent oil and gas fields no longer included the relevant taxes after the replacement of business tax with VAT in China and a downward dismantlement revision in some oil and gas fields in North sea, the United Kingdom. Our impairment and provision decreased by 97.1% to RMB305 million in the first half of 2017 compared to RMB10,359 million in the first half of 2016, mainly due to the oil and gas assets impairment of RMB10,390 million recognised in the same period of 2016 primarily caused by the revised estimation for the oil price forecast and the adjustment in operating plan for oil sand assets in Canada, and the impairment loss of oil and gas assets was nil during the period.

Save as disclosed in this Interim Report, there were not any material factors affecting our results and financial position during the first half of the year.

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the six months ended 30 June 2017

(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2017 (Unaudited)	2016 (Unaudited)
REVENUE
Oil and gas sales	3	74,943	55,083
Marketing revenues	3	14,237	10,058
Other income		3,182	1,691
		92,362	66,832
EXPENSES
Operating expenses		(11,299)	(11,257)
Taxes other than income tax	6(ii)	(3,752)	(3,683)
Exploration expenses		(2,673)	(3,419)
Depreciation, depletion and amortisation		(31,824)	(35,129)
Impairment and provision	9	(305)	(10,359)
Crude oil and product purchases	3	(13,538)	(9,463)
Selling and administrative expenses		(3,188)	(2,812)
Others		(3,698)	(1,506)
		(70,277)	(77,628)
PROFIT/(LOSS) FROM OPERATING ACTIVITIES		22,085	(10,796)
Interest income		309	387
Finance costs	5	(2,704)	(3,175)
Exchange gains/(losses), net		294	(308)
Investment income		1,063	2,005
Share of profits of associates		166	79
Share of profit of a joint venture		275	150
Non-operating income, net		28	11
PROFIT/(LOSS) BEFORE TAX		21,516	(11,647)
Income tax (expense)/credit	6(i)	(5,266)	3,912

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE
TO OWNERS OF THE PARENT		16,250	(7,735)

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (continued)

For the six months ended 30 June 2017

(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2017 (Unaudited)	2016 (Unaudited)
OTHER COMPREHENSIVE (EXPENSE)/INCOME
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of
foreign operations		(4,127)	3,123
Share of other comprehensive income/(expense)
of associates		22	(119)
Other items that will not be reclassified to profit or loss
Fair value change on equity investments
designated as at fair value through other
comprehensive income		(755)	(794)
Others		-	(2)

OTHER COMPREHENSIVE (EXPENSE)/INCOME
FOR THE PERIOD, NET OF TAX		(4,860)	2,208

TOTAL COMPREHENSIVE INCOME/(EXPENSE) FOR THE
PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT		11,390	(5,527)

EARNINGS/(LOSS) PER SHARE FOR THE
PERIOD ATTRIBUTABLE TO OWNERS OF
THE PARENT
Basic (RMB Yuan)	7	0.36	(0.17)
Diluted (RMB Yuan)	7	0.36	(0.17)

Details of the interim dividends declared for the period are disclosed in note 8 to the interim condensed consolidated financial statements

Interim Condensed Consolidated Statement of Financial Position

30 June 2017

(All amounts expressed in millions of Renminbi)

	Notes	30 June 2017 (Unaudited)	31 December 2016 (Audited)

NON-CURRENT ASSETS
Property, plant and equipment	9	415,208	432,465
Intangible assets	10	15,921	16,644
Investments in associates		3,785	3,695
Investment in a joint venture		25,711	26,300
Equity investments	18	3,422	4,266
Deferred tax assets		26,664	24,844
Other non-current assets		8,019	7,422
Total non-current assets		498,730	515,636
CURRENT ASSETS
Inventories and supplies		8,576	8,709
Trade receivables	11	22,486	23,289
Derivative financial assets	18	7	428
Equity investments	18	14	15
Other financial assets	18	77,842	52,889
Other current assets		6,281	6,150
Time deposits with maturity over three months		17,080	16,830
Cash and cash equivalents		14,059	13,735
Total current assets		146,345	122,045
CURRENT LIABILITIES
Loans and borrowings	13	23,543	19,678
Trade and accrued payables	12	27,261	25,345
Derivative financial liabilities	18	-	426
Other payables and accrued liabilities		22,554	14,866
Taxes payable		7,106	6,775
Total current liabilities		80,464	67,090
NET CURRENT ASSETS		65,881	54,955
TOTAL ASSETS LESS CURRENT LIABILITIES		564,611	570,591

Interim Condensed Consolidated Statement of Financial Position (continued)

30 June 2017

(All amounts expressed in millions of Renminbi)

	Notes	30 June 2017 (Unaudited)	31 December 2016 (Audited)

NON-CURRENT LIABILITIES
Loans and borrowings	13	122,605	130,798
Provision for dismantlement		51,342	50,426
Deferred tax liabilities		4,701	5,670
Other non-current liabilities		1,115	1,326
Total non-current liabilities		179,763	188,220
NET ASSETS		384,848	382,371

EQUITY
Equity attributable to owners of the parent
Issued capital	14	43,081	43,081
Reserves		341,767	339,290
TOTAL EQUITY		384,848	382,371

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2017

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent
		Cumulative	Statutory and non-			Proposed
	Issued	translation	distributive	Other	Retained	final
	capital	reserve	Reserves	reserves	earnings	dividend	Total
Balances at 1 January 2016	43,081	(12,939)	20,000	5,132	321,370	9,397	386,041
Loss for the period	-	-	-	-	(7,735)	-	(7,735)
Other comprehensive income/(expense), net of tax	-	3,123	-	(915)	-	-	2,208
Total comprehensive income/(expense)	-	3,123	-	(915)	(7,735)	-	(5,527)
2015 final dividend	-	-	-	-	(143)	(9,397)	(9,540)
Balances at 30 June 2016 (Unaudited)	43,081	(9,816)	20,000	4,217	313,492	-	370,974
Balances at 1 January 2017	43,081	(2,517)	20,000	4,556	308,155	9,096	382,371
Profit for the period	-	-	-	-	16,250	-	16,250
Other comprehensive expense, net of tax	-	(4,127)	-	(733)	-	-	(4,860)
Total comprehensive (expense)/income	-	(4,127)	-	(733)	16,250	-	11,390
2016 final dividend	-	-	-	-	183	(9,096)	(8,913)
Appropriation to reserve*	-	-	50,000	-	(50,000)	-	-
Balances at 30 June 2017 (Unaudited)	43,081	(6,644)	70,000	3,823	274,588	-	384,848

* During the six months ended June 30, 2017, CNOOC China Limited (“CNOOC China”), the Company’s wholly-owned subsidiary, appropriated RMB50,000 million of the general reserve fund.

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2017

(All amounts expressed in millions of Renminbi)

	Six months ended 30 June
	2017 (Unaudited)	2016 (Unaudited)
Net cash generated from operating activities	48,847	32,526
Net cash used in investing activities	(45,090)	(5,439)
Net cash used in financing activities	(3,319)	(11,100)
Net increase in cash and cash equivalents	438	15,987
Cash and cash equivalents at beginning of period	13,735	11,867
Effect of foreign exchange rate changes, net	(114)	172
Cash and cash equivalents at end of period	14,059	28,026

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). The Group is principally engaged in exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2017, the Company had direct or indirect interests in the following principal subsidiaries, joint venture and associates:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales, and shale gas exploration in the PRC
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC
CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries*:

CNOOC Deepwater Development Limited	Zhuhai, PRC	RMB20.3 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum exploration, development and production in Indonesia
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum exploration, development and production in Africa
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq
CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries* (continued):

CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum exploration, development and production in Africa
Nexen Energy ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum exploration, development and production in Canada
Nexen Petroleum U.K. Limited	England and Wales	GBP98,009,131	100%	Petroleum exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum exploration, development and production in Nigeria
OOGC America LLC	USA	N/A	100%	Petroleum exploration, development and production in the USA
Nexen Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum exploration, development and production in the USA
Nexen Oil Sands Partnership	Canada	N/A	100%	Petroleum exploration, development and production in Canada
CNOOC PETROLEUM BRASIL LTDA**	Brazil	R$2,965,600,000	100%	Petroleum exploration, development and production in Brazil
CNOOC Nexen Finance (2014) ULC	Canada	100 common shares without a par value	100%	Bond issuance
CNOOC Finance (2015) U.S.A. LLC	USA	N/A	100%	Bond issuance
CNOOC Finance (2015) Australia Pty Ltd	Australia	US$1	100%	Bond issuance

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Joint venture:

Bridas Corporation	British Virgin Islands	US$102,325,582	50%	Investment holding
Associates:
Shanghai Petroleum Corporation Limited	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil, gas and relevant products in the PRC
CNOOC Finance Corporation Limited	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

*	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China.

**	The registered capital of CNOOC PETROLEUM BRASIL LTDA increased from R$2,436,000,000 to R$2,965,600,000 on 20 June 2017.

The above table lists the subsidiaries, joint venture and associates of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2017 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and Hong Kong Accounting Standard 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2016.

The financial information relating to the year ended 31 December 2016 that is included in this interim report as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those consolidated financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance is as follows:

The Company has delivered the consolidated financial statements for the year ended 31 December 2016 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance.

The Company’s auditor has reported on those consolidated financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2016. The adoption of amendments to International Financial Reporting Standards/Hong Kong Financial Reporting Standards for the current interim period commenced from 1 January 2017 does not have any material impact on the accounting policy adopted, interim financial position or performance of the Group.

3.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

3.	OIL AND GAS SALES AND MARKETING REVENUES (CONTINUED)

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income.

4.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating segments: exploration and production (“E&P”), trading business and corporate. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss.

The following table presents revenue, profit or loss, assets and liabilities information for the Group’s operating segments:

	E&P		Trading business		Corporate		Eliminations		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Unaudited)	2017 (Unaudited)	2016 (Unaudited)
External revenue	70,390	52,010	21,787	14,607	185	215	-	-	92,362	66,832
Intersegment revenue*	7,563	4,549	(7,563)	(4,549)	-	-	-	-	-	-
Total	77,953	56,559	14,224	10,058	185	215	-	-	92,362	66,832
Segment result
Profit/(Loss) for the period	15,758	(8,213)	419	370	3,171	342	(3,098)	(234)	16,250	(7,735)

	E&P		Trading business		Corporate		Eliminations		Consolidated
	30 June 2017	31 December 2016	30 June 2017	31 December 2016	30 June 2017	31 December 2016	30 June 2017	31 December 2016	30 June 2017	31 December 2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Other segment information
Segment assets	486,678	498,150	6,454	1,898	358,225	372,068	(206,282)	(234,435)	645,075	637,681
Segment liabilities	(299,064)	(331,339)	(5,200)	(947)	(139,666)	(138,352)	183,703	215,328	(260,227)	(255,310)

* Certain oil and gas produced by the E&P segment are sold via trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

5.	FINANCE COSTS

Accretion expenses of approximately RMB1,068 million (six months ended 30 June 2016: approximately RMB1,076 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2017.

6.	TAX

(i)	Income tax

The Company and its subsidiaries are subject to, on an entity basis, income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2016: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, is subject to corporate income tax at the rate of 15% for the three years ending 31 December 2017, after being assessed as a high and new technology enterprise.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (six months ended 30 June 2016: 10% to 56%).

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

6.	TAX (CONTINUED)

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

–	Production tax at the rate of 5% on production under production sharing contracts;

–	VAT at the rates from 13% to 17% on taxable sales under independent oil and gas fields since 1 May 2016 according to “Provisional Regulations of the People’s Republic of China on Value-added Tax” and administrative procedures, “Circular on Certain Policies on the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax” (Cai Shui [2016] No.39), which replaced the production tax at the rate of 5% on production under independent oil and gas fields before 1 May 2016. According to “Notice on Simplifying the Relevant Policies on Value-added Tax Rates” (Cai Shui [2017] No.37), with effect from 1 July 2017, the 13% VAT rate shall be removed and gas sales shall be subject to the 11% tax rate;

VAT at the rates from 3% to 17% on other income since 1 May 2016, which were subject to the business tax at rates of 3% to 5% or VAT at the rates of 3% to 17% before 1 May 2016;

The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

–	Resource tax (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts. The resource tax rate was changed from 5% to 6% on 1 December 2014;

–	Export tariff at the rate of 5% on the export value of petroleum oil;

–	City construction tax at the rates of 1% or 7% on the production taxes, business tax and VAT paid;

–	Educational surcharge at the rate of 3% on the production taxes, business tax and VAT paid; and

–	Local educational surcharge at the rate of 2% on the production taxes, business tax and VAT paid.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

6.	TAX (CONTINUED)

(ii)	Other taxes (continued)

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

(iii)	Special oil gain levy

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$65 with effect from 1 January 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

7.	EARNINGS/(LOSS) PER SHARE

	Six months ended 30 June
	2017	2016
	(Unaudited)	(Unaudited)
Earnings/(loss):
Profit/(loss) for the period attributable to Owners of the parent for the basic and
diluted earnings/(loss) per share calculation	16,250	(7,735)

Number of shares:
Weighted average number of ordinary shares for the purpose of basic earnings/(loss) per share
calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under
the share option schemes	3,674,864	-

Weighted average number of ordinary shares for
the purpose of diluted earnings/(loss) per share	44,651,130,848	44,647,455,984
Earnings/(loss) per share – Basic (RMB Yuan)	0.36	(0.17)
– Diluted (RMB Yuan)	0.36	(0.17)

The diluted loss per share for the six months ended 30 June 2016 was the same as the basic loss per share as the assumed exercise of the outstanding share options has an anti-dilutive effect.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

8.	DIVIDENDS

On 24 August 2017, the board of Directors (the “Board”) declared an interim dividend of HK$0.20 (tax inclusive) per share (six months ended 30 June 2016: HK$0.12 (tax inclusive) per share), totaling approximately HK$8,929 million (tax inclusive) (equivalent to approximately RMB7,750 million (tax inclusive)) (six months ended 30 June 2016: approximately RMB4,579 million (tax inclusive)), based on the number of issued shares as at 30 June 2017.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

9.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended 30 June 2017, additions to the Group’s property, plant and equipment, amounted to approximately RMB20,737 million (six months ended 30 June 2016: approximately RMB20,218 million).

The interest of the Group in the North West Shelf (“NWS”) Project in Australia has been collateralised to the other partners and the operator of the project as security for certain of the Group’s liabilities relating to the project.

Included in the current period’s additions was an amount of approximately RMB1,126 million (six months ended 30 June 2016: approximately RMB629 million) in respect of interest capitalised in property, plant and equipment.

During the period, the impairment loss of property, plant and equipment was nil (six months ended 30 June 2016: approximately RMB10,390 million, including an amount of RMB7,358 million recognised on Long Lake project). As of 30 June 2017, there was no formal decision from the business continuity planning work to suggest the future operating plan of Long Lake assets. The recoverable amount was calculated based on the management’s best estimates.

During the period, the Group wrote off oil and gas assets in North America due to the expired lease contracts. Approximately RMB420 million (six months ended 30 June 2016: approximately RMB424 million) was included in the depreciation, depletion and amortisation charge.

10.	INTANGIBLE ASSETS

The intangible assets of the Group comprise gas processing rights of the NWS Project, marketing transportation and storage contracts and seismic data usage rights, software, goodwill and others. The intangible asset regarding the gas processing rights has been amortised upon the commencement of commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts are amortised on a straight-line basis over the life of the contracts which is less than 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a business combination. Goodwill acquired through business combinations is held at the E&P segment.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

11.	TRADE RECEIVABLES

The Group mainly sells on credit. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 30 June 2017 and 31 December 2016, the age of substantially all the trade receivables was within one year.

12.	TRADE AND ACCRUED PAYABLES

As at 30 June 2017 and 31 December 2016, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

13.	LOANS AND BORROWINGS

		30 June	31 December
	Effective interest	2017	2016
Current	rate and final maturity	(Unaudited)	(Audited)
Short-term loans
and borrowings
– General loans****	LIBOR+0.35% to 0.75% per annum
	with maturity within one year*****	18,247	10,361
		18,247	10,361
Loans and borrowings
due within one year
– For Tangguh LNG	LIBOR+0.19% to 0.335% per annum
Project**	with maturity within one year	215	215
– Notes*		5,081	9,102
		5,296	9,317
		23,543	19,678

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

13.	LOANS AND BORROWINGS (CONTINUED)

		30 June	31 December
	Effective interest	2017	2016
Non-current	rate and final maturity	(Unaudited)	(Audited)
For Tangguh LNG	LIBOR+0.19% to 0.335% per annum
Project**	with maturity through 2021	630	758
For Tangguh LNG III	LIBOR+1.37% to 3.45% per annum
Project ***	from 2021 to 2029	484	327
Notes*		121,491	129,713
		122,605	130,798

*       The details of notes are as follows:

			Outstanding Principal Amount
Issued by	Maturity	Coupon Rate	30 June 2017 (Unaudited) USD million	31 December 2016 (Audited) USD million
CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Due in 2018	1.750%	750	750
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Nexen Finance (2014) ULC	Matured in 2017	1.625%	-	1,250
CNOOC Nexen Finance (2014) ULC	Due in 2024	4.250%	2,250	2,250
CNOOC Nexen Finance (2014) ULC	Due in 2044	4.875%	500	500
Nexen	Matured in 2017	5.65%	-	62
Nexen	Due in 2019	6.2%	300	300
Nexen	Due in 2028	7.4%	200	200
Nexen	Due in 2032	7.875%	500	500
Nexen	Due in 2035	5.875%	790	790
Nexen	Due in 2037	6.4%	1,250	1,250
Nexen	Due in 2039	7.5%	700	700
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	2,000
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500	1,500
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	300

All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

13.	LOANS AND BORROWINGS (CONTINUED)

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000.

A letter of credit agreement was signed between the Company and Talisman Energy Inc. (“Talisman”) with execution of the agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman. Accordingly, Talisman has delivered valid and unexpired standby letters of credit to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing. The amount of the standby letters of credit was US$30 million. In February 2017, the standby letters of credit was withdrawn as the Company transferred the 3.05691% guarantee obligations to BP Corporation North America Inc..

***	In connection with the financing for the third LNG process train of Tangguh LNG Project in Indonesia, the Company delivered two guarantees dated 3 August 2016, in favor of Mizuho Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks and Indonesian local commercial banks under two commercial loan agreements with aggregate loan amount of US$2,145 million. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreements and is subject to an aggregate maximum cap of approximately US$573 million.

****	As at 30 June 2017, US$1,900 million bank loans (31 December 2016: US$800 million) were guaranteed by the Company.

*****	As at 30 June 2017, US$694 million shareholder loans (31 December 2016: US$694 million) of the Group were included in general loans. For details please refer to Note 16(v).

There was no default of principal, interest or redemption terms of the loans and borrowings during the period.

14.	SHARE CAPITAL

	Number shares	Issued share capital of equivalent of RMB million

Issued and fully paid:
Ordinary shares with no par value as at
1 January 2016, as at 31 December 2016 (audited)
and as at 30 June 2017 (unaudited)	44,647,455,984	43,081

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

15.	SHARE OPTION SCHEMES

The Company has adopted the share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

(i)	Pre-Global Offering Share Option Scheme (expired in 2011);

(ii)	2001 Share Option Scheme (expired in 2011);

(iii)	2002 Share Option Scheme (expired in 2015); and

(iv)	2005 Share Option Scheme (as defined in the “Other Information” section).

Details of these share option schemes are disclosed in the “Other Information” section in the interim report.

During the six months ended 30 June 2017, the movements in the options granted under all of the above share option schemes were as follows:

	Number of share options	Weighted average exercise price HK$
Outstanding as at 1 January 2017	187,529,000	11.40
Forfeited during the period	(17,262,000)	12.40
Expired during the period	(35,104,000)	7.29
Outstanding as at 30 June 2017	135,163,000	12.34
Exercisable as at 30 June 2017	135,163,000	12.34

No share options had been cancelled during the six months ended 30 June 2017.

As at 30 June 2017, the share options outstanding under these share option schemes represented approximately 0.30% of the Company’s shares in issue as at that date (31 December 2016: 0.42%).

No right to subscribe for equity or debt securities of the Company was granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2017.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The connected transactions or continuing connected transactions defined in Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in respect of items listed below also constitute related party transactions. The Company entered into a comprehensive framework agreement (the “Framework Agreement”) with CNOOC on 15 November 2016 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2017. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2017 were approved by the independent shareholders of the Company on 1 December 2016. The approved continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

(a)	Provision of exploration and support services

(b)	Provision of oil and gas development and support services

(c)	Provision of oil and gas production and support services

(d)	Provision of marketing, management and ancillary services

(e)	Floating production, storage and offloading (“FPSO”) vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)

(b)	Long-term sales of natural gas and liquefied natural gas

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS (CONTINUED)

Pricing principles

The basic pricing principle for the continuing connected transactions between the Group and the CNOOC Group is based on arm’s length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, length of contracts, the volume of services, overall customer relationship and other market factors).

On the basis of the above basic pricing principle, each type of products or services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	government-prescribed price; or

(b)	where there is no government-prescribed price, in accordance with market prices, including the local, national or international market prices.

The continuing connected transactions referred to in paragraph (1)(a)-(1)(b) above provided by the CNOOC Group to the Group and (3)(a)-(3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are based on market prices (as defined in the Framework Agreement).

The continuing connected transactions referred to in paragraph (1)(c)-(1)(d) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are based on government-prescribed price or market prices.

The continuing connected transactions referred to in paragraph (1)(e) on the basis of the above pricing principle, are unanimously determined with CNOOC Group which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms.

The continuing connected transactions referred to in paragraph (2) above provided by the Group to the CNOOC Group on the basis of the above pricing principle, are determined through arm’s length negotiation between both parties with reference market price.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the period:

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS (CONTINUED)

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group

Six months ended 30 June

	2017 (Unaudited)	2016 (Unaudited)
Provision of exploration and support services	2,428	1,946
-Inclusive of amount capitalised under property, plant and equipment	1,493	1,108
Provision of oil and gas development and support services	5,697	6,583
Provision of oil and gas production and support services (Note a)	3,761	3,251
Provision of marketing, management and ancillary services (Note b)	518	346
FPSO vessel leases (Note c)	743	882
	13,147	13,008

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the periods from 1 January to 30 June of 2017 and 2016.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	Six months ended 30 June
	2017	2016
	(Unaudited)	(Unaudited)
Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) (Note d)	55,540	40,622
Long-term sales of natural gas and liquefied natural gas (Note e)	4,824	4,623
	60,364	45,245

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS (CONTINUED)

(iv)	Transactions and Balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (Note f)

(a)	Interest income received by the Group

	Six months ended 30 June
	2017	2016
	(Unaudited)	(Unaudited)
Interest income from deposits in CNOOC Finance	136	320

(b)	Deposits balances made by the Group

	30 June	31 December
	2017	2016
	(Unaudited)	(Audited)
Deposits in CNOOC Finance	19,493	19,437

(v)	Balances with the CNOOC Group

	30 June	31 December
	2017	2016
	(Unaudited)	(Audited)
Amount due to CNOOC – included in other payables and accrued liabilities	43	215
Amounts due to other related parties – included in trade and accrued payables	21,486	15,091
	21,529	15,306
Borrowings from CNOOC (Note g)	4,699	4,811
Amounts due from other related parties – included in trade receivables	9,679	13,090
– included in other current assets	616	173
	10,295	13,263

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS (CONTINUED)

(vi)	Balance with a joint venture

	30 June	31 December
	2017	2016
	(Unaudited)	(Audited)
Amount due from a joint venture – included in other current assets	134	135
	134	1335

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises customers: 15% (six months ended 30 June 2016: 15%) of the Group’s revenue in the six-month period ended 30 June 2017 is generated from crude oil and natural gas sold to two major customers, PetroChina Company Limited and China Petroleum and Chemical Corporation. These two customers are controlled by the Chinese government. Other transactions with enterprises which are controlled, jointly controlled or significantly influenced by the same government are individually not significant and are in the ordinary course of business. In addition, the Group has certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at 30 June 2017, as summarised below:

	30 June	31 December
	2017	2016
	(Unaudited)	(Audited)
Cash and cash equivalents	7,045	6,612
Time deposits with maturity over three months	106	108
Specified dismantlement fund accounts, included in other non-current assets	6,808	6,088
	13,959	12,808

Interest rates for the above time deposits and specified dismantlement fund accounts are at prevailing market rates.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS (CONTINUED)

(viii)	Key management personnel’s remuneration

	Six months ended 30 June
	2017	2016
	(Unaudited)	(Unaudited)
Short-term employee benefits	8	7
Pension scheme contributions	1	1

Amount paid/payable during the period	9	8

	9	8

(ix)	Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

	30 June	31 December
	2017	2016
	(Unaudited)	(Audited)
Accumulated investment	1,663	1,647

The amount due to the parent company and amounts due from/to other related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)	These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased FPSO vessels to the Group for use in oil production operations.

d)	The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

16.	RELATED PARTY TRANSACTIONS (CONTINUED)

Notes: (continued)

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the financial services framework agreement with CNOOC Finance dated 1 December 2016, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The agreement is effective from 1 January 2017 to 31 December 2019. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. The maximum daily outstanding balance for deposits in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) was RMB19,500 million (six months ended 30 June 2016: RMB21,707 million) during the period.

g)	In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million with interest of 0.95% per annum. As at 30 June 2017, the withdrawal amount of the loan was US$130 million (31 December 2016: US$130 million); In December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million with interest of 0.95% per annum. As at 30 June 2017, the withdrawal amount of the loan was US$564 million (31 December 2016: US$564 million).

17.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 30 June 2017, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	30 June	31 December
	2017	2016
	(Unaudited)	(Audited)
Contracted, but not provided for*	57,606	46,515

* The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

17.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(i)	Capital commitments (continued)

The above table includes a commitment of approximately RMB5,295 million (31 December 2016: RMB2,482 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	30 June	31 December
	2017	2016
	(Unaudited)	(Audited)
Contracted, but not provided for	2,011	360

As at 30 June 2017, the Group had unutilised banking facilities amounting to approximately RMB53,134 million (31 December 2016: RMB60,697 million).

(ii)	Operating lease commitments

(a)	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 6 months to 20 years.

As at 30 June 2017, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2017	2016
	(Unaudited)	(Audited)
Commitments due:
No later than one year	1,317	1,317
Later than one year and not later than two years	886	896
Later than two years and not later than five years	1,420	1,534
Later than five years	1,924	1,963
	5,547	5,710

The above table includes minimum lease payments of approximately RMB595 million (31 December 2016: RMB639 million) to the CNOOC Group.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

17.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(ii)	Operating lease commitments (continued)

(a)	Office properties (continued)

Office properties commitments of a joint venture:

	30 June	31 December
	2017	2016
	(Unaudited)	(Audited)
Commitments due:
No later than one year	28	25
Later than one year and not later than two years	20	17
Later than two years and not later than five years	31	26
Later than five years	51	51
	130	119

(b)	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at 30 June 2017, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	30 June	31 December
	2017	2016
	(Unaudited)	(Audited)
Commitments due:
No later than one year	1,303	1,378
Later than one year and not later than two years	997	734
Later than two years and not later than five years	1,724	1,316
Later than five years	3,639	3,878
	7,663	7,306

The above table includes a commitment of approximately RMB3,738 million (31 December 2016: RMB3,211 million) to the CNOOC Group.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

17.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(iii)	Contingencies

(a)	Two oil spill accidents (the “Penglai 19-3 Oilfield Oil Spill Accidents”) occurred on 4 June and 17 June 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (the “PSC”) among CNOOC China, a subsidiary of the Company, and two subsidiaries of ConocoPhillips, a U.S. based oil company, among which ConocoPhillips China Inc. (the “COPC”) was the operator and responsible for the daily operations of the oilfield when the Penglai 19-3 Oilfield Oil Spill Accidents occurred.

On 10 August 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 Oilfield Oil Spill Accidents (the “Claim”). The Claim is lodged against COPC and CNOOC China (together, the “Defendants”). CNOOC China has engaged PRC lawyers in relation to the Claim and is defending the Claim vigorously. Pursuant to the Marine Environment Protection Law of the People’s Republic of China amended in 2016, the Company is of the view that the Plaintiff is not qualified to file the Claim, and CNOOC China bears no liability for the Claim.

The Company is of the view that the Company’s obligations, if any, arising from the Penglai 19-3 Oilfield Oil Spill Accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of these consolidated financial statements authorised for issuance, the Company believes that it is not possible to determine provisions, if any, for the Company’s obligation determined in the future arising from the Penglai 19-3 Oilfield Oil Spill Accidents in the interim condensed consolidated financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in the interim condensed consolidated financial statements.

(b)	As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

17.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(iii)	Contingencies (continued)

(c)	On 15 July 2015, an emulsion leak from a pipeline was discovered within Nexen’s Long Lake operations, located south of Fort McMurray, Alberta, Canada. The root cause of the rupture was a thermally-driven upheaval buckling of the pipeline and the subsequent cooldown during the turnaround. This was the result of using an incompatible pipeline design for the muskeg ground conditions. Nexen has submitted investigation findings to the Alberta Energy Regulator. On 6 July 2017, Nexen was charged with 6 counts under applicable provincial and federal legislation in relation to the release.

On 15 January 2016, an explosion occurred at Nexen’s Long Lake site near the hydrocracker unit. Two employees died as a result of the incident. The root cause of the explosion was a result of work being performed that was outside of the scope of approved work activities. Nexen has responded to numerous demands from various applicable regulators and has submitted investigation findings to Alberta Occupational Health and Safety.

The Company believes that the estimated financial implications of any contingent liabilities related to these incidents are immaterial to the interim condensed consolidated financial statements.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group’s tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the interim condensed consolidated financial statements.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

18.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The Group enters into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). The Group also use derivatives to manage foreign currency risk for non-trading purposes.

For purposes of estimating the fair value of the derivative contracts, wherever possible, the Group utilises quoted market price and, if not available, estimates from third-party brokers. These brokers’ estimates are corroborated with multiple sources and/or other observable market data utilising assumptions that market participants would use when pricing the assets or liabilities, including assumptions about risk and market liquidity.

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, short-term loans, trade and accrued payables, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The carrying amount of the Group’s non-current non-publicly traded equity investments represents an appropriate estimate of their fair values, as insufficient more recent information is available to measure their fair values as at 30 June 2017 and 31 December 2016.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount as at 30 June 2017 and 31 December 2016.

The estimated fair value of the Group’s long term guaranteed notes which was determined by reference to the market price as at 30 June 2017 was approximately RMB132,072 million (31 December 2016: RMB140,135 million).

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

18.	FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy (continued)

Level 2: fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices, private equity funds and corporate wealth management products. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3: fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

As at 30 June 2017 and 31 December 2016, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	30 June 2017	Level 1	Level 2	Level 3
Assets measured at fair value
Other financial assets-current
Corporate wealth management products	71,913	–	71,913	–
Liquidity funds	5,929	5,929	–	–
Derivative financial assets-current	7	–	7	–
Equity investments
Non-publicly traded investment-current	14	–	14	–
Publicly traded investments-non current	587	587	–	–
	78,450	6,516	71,934	–
Liabilities measured at fair value	–	–	–	–

Notes to Interim Condensed Consolidated Financial Statements

30 June 2017

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

18.	FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy (continued)

	31 December 2016	Level 1	Level 2	Level 3
Assets measured at fair value
Other financial assets-current
Corporate wealth management products	46,958	–	46,958	–
Liquidity funds	5,931	5,931	–	–
Derivative financial assets-current	428	–	428	–
Equity investments
Non-publicly traded investment-current	15	–	15	–
Publicly traded investments-non-current	1,391	1,391	–	–
	54,723	7,322	47,401	–
Liabilities measured at fair value
Derivative financial liabilities – current	(426)	–	(426)	–

For financial assets and liabilities arising from derivative contracts, inputs may be readily observable, market-corroborated or generally unobservable. The Group utilises valuation techniques that seek to maximise the use of observable inputs and minimise the use of unobservable inputs. To value longer term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used.

No amounts have been transferred between the different levels of the fair value hierarchy for the period.

19.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in the interim condensed consolidated financial statements.

20.	APPROVAL OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2017 were approved and authorised for issue by the Board on 24 August 2017.

Report on Review of Interim Condensed Consolidated Financial Statements

TO THE BOARD OF DIRECTORS OF CNOOC LIMITED

(Incorporated in the Hong Kong Special Administrative Region with limited liability)

INTRODUCTION

We have reviewed the interim condensed consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 9 to 42 which comprise the interim condensed consolidated statement of financial position as of 30 June 2017 and the related interim condensed consolidated statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34 and HKAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 and HKAS 34.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

24 August 2017

Other Information

DIRECTORS’ INTERESTS

As at 30 June 2017, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “HKSE”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the HKSE were as follows:

Interests in share options granted by the Company

Name of grantee	No. of shares involved in the options outstanding at the beginning of the period	No. of shares involved in the options outstanding at the end of the period	Date of grant	Exercise period of share option*	Closing price per share immediately before the date of grant (HK$)	Exercise price (HK$)
Executive Director
Yuan Guangyu	1,857,000	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.3	9.93
	1,899,000	1,899,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Non-executive Directors Yang Hua	1,857,000	–	25 May 2007	25 May 2007 to 25 May 20017	7.4	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.2	14.828
	2,835,000	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.3	9.93
	2,000,000	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Wu Guangqi	1,857,000	–	25 May 2007	25 May 2007 to 25 May 2017	7.4	7.29
	1,857,000	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.2	14.828
	1,857,000	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.3	9.93
	1,857,000	1,857,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

Other Information

DIRECTORS’ INTERESTS (CONTINUED)

Interests in share options granted by the Company (continued)

Name of grantee	No. of shares involved in the options outstanding at the beginning of the period	No. of shares involved in the options outstanding at the end of the period	Date of grant	Exercise period of share option*	Closing price per share immediately before the date of grant (HK$)	Exercise price (HK$)
Other Employees in Aggregate	31,390,000	–	25 May 2007	25 May 2007 to 25 May 2017	7.43	7.29
	38,226,000	32,940,000	29 May 2008	29 May 2008 to 29 May 2018	14.20	14.828
	44,823,000	38,925,000	27 May 2009	27 May 2009 to 27 May 2019	9.33	9.93
	53,357,000	47,279,000	20 May 2010	20 May 2010 to 20 May 2020	12.22	12.696

*	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

During the six months ended 30 June 2017, no share options granted under the share option schemes of the Company were exercised.

Interests in shares

			Approximate
Name of Director	Nature of interest	Ordinary shares	percentage of total issued shares
Chiu Sung Hong	Beneficial interest	1,150,000	0.003%
Lawrence J. Lau	Beneficial interest	200,000	0.000%

All the interests stated above represent long positions. As at 30 June 2017, save as disclosed above, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code, to be notified to the Company and the HKSE.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2017.

Other Information

SUBSTANTIAL SHAREHOLDERS’ INTERESTS

As at 30 June 2017, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

		Ordinary shares held	Approximate percentage of total issued shares
(i)	CNOOC (BVI) Limited	28,772,727,268	64.44%
(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.44%
(iii)	CNOOC	28,772,727,273	64.44%

Note:	CNOOC (BVI) Limited is a direct wholly-owned subsidiary of OOGC, which is a direct wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2017, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

INFORMATION ON SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (expired in 2011);

2.	2001 Share Option Scheme (expired in 2011);

3.	2002 Share Option Scheme (expired in 2015); and

4.	2005 Share Option Scheme (as defined below).

Other Information

INFORMATION ON SHARE OPTION SCHEMES (CONTINUED)

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

2005 Share Option Scheme

On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who, in sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-months period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheet on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

Other Information

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters. The interim results for the six months ended 30 June 2017 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. The interim report for the six months ended 30 June 2017 has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this interim report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2017.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2017, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provisions (“Code Provisions”) A.2.1 and A.4.1 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provisions and the reasons for such deviations.

Code Provision A.2.1

Under Code Provision A.2.1, the roles of the Chairman and the Chief Executive should be separate and not be performed by the same individual.

Within the reporting period, prior to 18 April 2017, Mr. Yang Hua had assumed both the roles of the Chairman and the Chief Executive Officer of the Company as he is familiar with the culture and operations of the Company and has extensive experience in the oil and gas industry. The Directors considered that vesting two roles in the same individual would enable the Company to make and implement decisions promptly and efficiently and would not impair the balance of power and authority between the Board and the management of Company. The Company has established board committees (namely, Audit Committee, Remuneration Committee and Nomination Committee), whose members comprise independent non-executive Directors and are responsible for important corporate governance functions. In particular, the Audit Committee of the Company is responsible for overseeing and monitoring the risk management and internal control systems of the Company, to support the Board in discharging its responsibilities and to make sure the adequacy and effectiveness of the Company’s corporate accounting and financial controls, risk management and internal control systems. The four Independent Non-executive Directors who possess balance of skills and experience appropriate of the business of the Company also contribute valuable independent views to the Board. The Directors considered that although Mr. Yang Hua served as both the Chairman and Chief Executive Officer, there were sufficient checks and balances at the board level.

Other Information

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT (CONTINUED)

Code Provision A.2.1 (continued)

With effect from 18 April 2017, Mr. Yang Hua resigned as the Chief Executive Officer of the Company and he remains as the Chairman. At the same time, Mr. Yuan Guangyu, an existing Executive Director, has been appointed as the Chief Executive Officer. As such, the roles of the Chairman and the Chief Executive are separate and are not performed by the same individual and there has been no deviation from Code Provision A.2.1 since 18 April 2017.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent independent non-executive directors of the Company have retired from the office by rotation and have been re-elected in the past three years. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2017, with the Company’s Code of Ethics and the required standards set out in the Model Code.

Other Information

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, the changes in information of Directors of the Company during the six months ended 30 June 2017 are set out below:

Name of Director	Details of Changes

Yang Hua	Re-designated as a Non-executive Director of the Company and resigned as the Chief Executive Officer of the Company with effect from 18 April 2017, and remains as the Chairman of the Board

Resigned as the chairman and a director of CNOOC China Limited, a subsidiary of the Company, with effect from 28 February 2017

Resigned as the chairman of Nexen Energy ULC, a subsidiary of the Company, with effect from 18 April 2017

Liu Jian	Appointed as the chairman and a director of CNOOC China Limited with effect from 28 February 2017

Wu Guangqi	Resigned as a director of CNOOC China Limited with effect from 28 February 2017

Yuan Guangyu	Appointed as the Chief Executive Officer of the Company and resigned as the President of the Company with effect from 18 April 2017

Resigned as the chairman of CNOOC International Limited, a subsidiary of the Company, with effect from 5 May 2017

Xu Keqiang	Appointed as an Executive Director and the President of the Company with effect from 18 April 2017

Appointed as the chairman of Nexen Energy ULC with effect from 18 April 2017

Appointed as the chairman of CNOOC International Limited with effect from 5 May 2017

Appointed as a director of CNOOC China Limited with effect from 9 May 2017

Other Information

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the HKSE. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in the Company’s annual report for the year ended 31 December 2016, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 11 September 2017 (Monday) to 15 September 2017 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 8 September 2017 (Friday). The interim dividend will be paid on or around 12 October 2017 (Thursday) to shareholders whose names appear on the register of members on 15 September 2017 (Friday).

Other Information

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2017 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese- Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of the People’s Republic of China (the “PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2017 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 15 September 2017 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2017 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2017 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 15 September 2017. Investors who invest in the shares of the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the “Shanghai-Hong Kong Stock Connect investors”), and investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shenzhen Stock Exchange (the “Shenzhen-Hong Kong Stock Connect investors”), are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2017 interim dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between mainland China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 8 September 2017 (Friday).

Other Information

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2017 INTERIM DIVIDEND (CONTINUED)

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 15 September 2017. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board Li Jiewen Joint Company Secretary

Hong Kong, 24 August 2017

Other Information

FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

（根據公司條例在香港註冊成立的有限責任公司）

( Incorporated in Hong Kong with limited liability under the Companies Ordinance)

（股份代碼：00883）

(Stock Code: 00883)

NOTIFICATION LETTER 通 知 信 函

4 September 2017

Dear Non-registered holder (1),

CNOOC Limited (the “Company”)

–Notice of publication of 2017 Interim Report (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.cnoocltd.com and the HKEXnews’ website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” under “Reports & Filling” and viewing them through Adobe® Reader®or browsing through the HKEXnews’ website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.cnoocltd.com or the HKEXnews’ website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully,

By order of the Board

CNOOC Limited

Li Jiewen

Joint Company Secretary

Note: (1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人(1)：

中國海洋石油有限公司（「本公司」）

– 2017中期報告（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.cnoocltd.com)及香港交易所披露易網站(www.hkexnews.hk)。 請在本公司網站主頁按「投資者關係」一項，再在「定期報告」項下選擇「通訊文件名稱」並使用Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如　閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票) 。香港證券登記處地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於本公司網站(www.cnoocltd.com)或香港交易所披露易網站(www.hkexnews.hk）內下載。

如對本函內容有任何疑問，請致電本公司電話熱線(852)2862 8688，辦公時間為星期一至五（公眾假期除外）上午9時正至下午6時正或電郵至 Cnooc.ecom@computershare.com.hk。

承董事會命

中國海洋石油有限公司

聯席公司秘書

李潔雯

謹啟

2017年9月4日

附註：(1) 此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CNOH-04092017-1(21)

Request Form申請表格
To:	CNOOC Limited (the “Company”) (Stock Code: 00883) c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong	致：	中國海洋石油有限公司（「本公司」） （股份代號：00883） 經香港證券登記有限公司 香港灣仔皇后大道東183號 合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:

本人／我們希望以下列方式收取　貴公司之公司通訊文件*（「公司通訊文件」）：

(Please mark ONLY ONE（X）of the following boxes)

(請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐	to receive the printed English version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之英文印刷本；或

☐	to receive the printed Chinese version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之中文印刷本；或

☐	to receive both printed English and Chinese versions of all Corporate Communications. 同時收取公司通訊文件之英文及中文印刷本。

Contact telephone number	Signature(s)
聯絡電話號碼	簽名

Notes附註：

1.	Please complete all your details clearly. 請 閣下清楚填妥所有資料。
2.

This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).

此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。

3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void. 如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.

The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.

上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。

5.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form. 為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

PERSONAL INFORMATION COLLECTION STATEMENT 收集個人資料聲明

(i) “Personal Data” in these statements has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”).

本聲明中所指的「個人資料」具有香港法例第486章《個人資料（私隱）條例》（「《私隱條例》」）中「個人資料」的涵義。

(ii) Your supply of Personal Data to CNOOC Limited is on a voluntary basis. Failure to provide sufficient information, CNOOC Limited may not be able to process your instructions and/or requests as stated in this form.

閣下是自願向中國海洋石油有限公司提供個人資料。若 閣下未能提供足夠資料，中國海洋石油有限公司可能無法處理 閣下在本表格上所述的指示及╱或要求。

(iii) Your Personal Data may be disclosed or transferred by CNOOC Limited to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes.

中國海洋石油有限公司可就任何所說明的用途，將 閣下的個人資料披露或轉移給中國海洋石油有限公司的附屬公司、股份過戶登記處、及╱或其他公司或團體，並將在適當期間保留該等個人資料作核實及紀錄用途。

(iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

閣下有權根據《私隱條例》的條文查閱及╱或修改 閣下的個人資料。任何該等查閱及╱或修改個人資料的要求均須以書面方式向香港證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心17M樓）的個人資料私隱主任提出。

*Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

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郵寄標籤MAILING LABEL
閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。 如在本港投寄毋須貼上郵票。 Please cut the mailing label and stick this on the envelope to return this Request Form to us. No postage stamp necessary if posted in Hong Kong.	香港證券登記有限公司 Hong Kong Registrars Limited 簡便回郵號碼Freepost No. 37 香港Hong Kong